July 10, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director
Re:	Retail Ventures, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 23, 2006 File No. 333-134225
Dear Mr. Owings:
     We have received your comments set forth in your letter dated July 7, 2006, in connection with the above-captioned Registration Statement (the “Registration Statement”).
     Our responses to your comments in this letter are numbered to correspond to the numbers contained in your July 7, 2006, letter. To reduce the likelihood of confusion, we have included each of your comments in italics with our response below each one. In addition, when possible, we have included the relevant passage from the Form 10-K and/or Registration Statement with our proposed changes. All deletions are in brackets, all additions are in all capital letters and any revised numbers in tables are bolded. We refer to Retail Ventures, Inc. as “RVI” or “the Company”.
We respectfully respond to the comments as follows:
Critical Accounting Policies, page 38
1.	In future filings, please revise your disclosures to provide a note to your financial statements regarding your self insurance reserves. See APB22. Please ensure that your note discusses your policy towards claims incurred but not filed as well as stop loss limits provided by your insurers.

RESPONSE

In future filings we will revise our Summary of Significant Accounting Polices to include disclosures related to self-insurance reserves. For example, the disclosure concerning self-insurance reserves would read as follows:

3241 Westerville Road Columbus, Ohio 43224 Phone: (614) 471-4722 Fax: (614) 478-2252

United States Securities and Exchange Commission	July 10, 2006
Division of Corporation Finance	Page 2
Christopher Owings, Assistant Director

SELF-INSURANCE RESERVES. THE COMPANY RECORDS ESTIMATES FOR CERTAIN HEALTH AND WELFARE, WORKERS COMPENSATION AND CASUALTY INSURANCE COSTS THAT ARE SELF INSURED PROGRAMS. SELF INSURANCE RESERVES INCLUDE ACTUARIAL ESTIMATES OF BOTH CLAIMS FILED, CARRIED AT THEIR EXPECTED ULTIMATE SETTLEMENT VALUE, AND CLAIMS INCURRED BUT NOT YET REPORTED. THE LIABILITY REPRESENTS AN ESTIMATE OF THE ULTIMATE COST OF CLAIMS INCURRED AS OF THE BALANCE SHEET DATE. HEALTH AND WELFARE ESTIMATES ARE CALCULATED MONTHLY, BASED ON A HISTORICAL ANALYSIS FOR THE AVERAGE OF THE PREVIOUS THREE MONTHS CLAIMS COST AND THE NUMBER OF ASSOCIATES EMPLOYED. WORKERS COMPENSATION AND CASUALTY INSURANCE ESTIMATES ARE CALCULATED SEMI-ANNUALLY, WITH THE ASSISTANCE OF AN ACTUARY, UTILIZING CLAIMS DEVELOPMENT ESTIMATES BASED ON HISTORICAL EXPERIENCE AND OTHER FACTORS. THE COMPANY HAS PURCHASED STOP LOSS INSURANCE TO LIMIT OUR EXPOSURE TO ANY SIGNIFICANT EXPOSURE ON A PER PERSON BASIS FOR HEALTH AND WELFARE AND ON A PER CLAIM BASIS FOR WORKERS COMPENSATION AND CASUALTY INSURANCE. ALTHOUGH THE COMPANY DOES NOT ANTICIPATE THE AMOUNTS ULTIMATELY PAID WILL DIFFER SIGNIFICANTLY FROM THE ESTIMATES, SELF-INSURANCE RESERVES COULD BE AFFECTED IF FUTURE CLAIM EXPERIENCE DIFFERS SIGNIFICANTLY FROM THE HISTORICAL TRENDS AND THE ACTUARIAL ASSUMPTIONS. THE SELF-INSURANCE RESERVES WERE $17.6 MILLION AND $21.8 MILLION AT THE END OF FISCAL 2005 AND 2004, RESPECTIVELY.

2.	Please tell us the reason for the significant change in your self insurance reserve balance. Revise your discussion of critical accounting policies to disclose the reasons for changes from period to period.

RESPONSE

The change in the self-insurance reserves was principally for the workers’ compensation reserve as the result of the completion of an audit by the Ohio Bureau of Workers’ Compensation. In future filings we will disclose in our discussion of critical accounting policies significant changes in our self-insurance balances as follows:

[• Self-insurance reserves. We record estimates for certain health and welfare, workers’ compensation and casualty insurance costs that are self-insured programs. These estimates are based on actuarial assumptions and are subject to change based on actual results. Should the total cost of claims for health and welfare, workers compensation and casualty insurance exceed or fall short of those anticipated, reserves recorded may not be appropriate, and, to the extent actual results vary from assumptions, earnings would be impacted.]

SELF-INSURANCE RESERVES. WE RECORD ESTIMATES FOR CERTAIN HEALTH AND WELFARE, WORKERS COMPENSATION AND CASUALTY INSURANCE COSTS THAT ARE SELF-INSURED PROGRAMS. SELF INSURANCE RESERVES INCLUDE ACTUARIAL ESTIMATES OF BOTH CLAIMS FILED, CARRIED AT THEIR EXPECTED ULTIMATE SETTLEMENT VALUE, AND CLAIMS INCURRED BUT NOT YET REPORTED. OUR LIABILITY REPRESENTS AN ESTIMATE OF THE ULTIMATE COST OF CLAIMS INCURRED AS OF THE BALANCE SHEET DATE. HEALTH AND WELFARE ESTIMATES ARE CALCULATED

United States Securities and Exchange Commission	July 10, 2006
Division of Corporation Finance	Page 3
Christopher Owings, Assistant Director

MONTHLY, BASED ON A HISTORICAL ANALYSIS FOR THE AVERAGE OF THE PREVIOUS THREE MONTHS CLAIMS COST AND THE NUMBER OF ASSOCIATES EMPLOYED. WORKERS COMPENSATION AND CASUALTY INSURANCE ESTIMATES ARE CALCULATED SEMI-ANNUALLY, WITH THE ASSISTANCE OF AN ACTUARY, UTILIZING CLAIMS DEVELOPMENT ESTIMATES BASED ON HISTORICAL EXPERIENCE AND OTHER FACTORS. WE HAVE PURCHASED STOP LOSS INSURANCE TO LIMIT OUR EXPOSURE TO ANY SIGNIFICANT EXPOSURE ON A PER PERSON BASIS FOR HEALTH AND WELFARE AND ON A PER CLAIM BASIS FOR WORKERS COMPENSATION AND CASUALTY INSURANCE. ALTHOUGH WE DO NOT ANTICIPATE THE AMOUNTS UTLIMATELY PAID WILL DIFFER SIGNIFICANTLY FROM OUR ESTIMATES, SELF-INSURANCE RESERVES COULD BE AFFECTED IF FUTURE CLAIM EXPERIENCE DIFFERS SIGNIFICANTLY FROM THE HISTORICAL TRENDS AND THE ACTUARIAL ASSUMPTIONS. FOR EXAMPLE, FOR WORKERS’ COMPENSATION AND LIABILITY CLAIMS ESTIMATES, A 1% INCREASE OR DECREASE TO THE ASSUMPTIONS FOR CLAIMS COSTS AND LOSS DEVELOPMENT FACTORS WOULD INCREASE OR DECREASE OUR SELF-INSURANCE ACCRUAL BY $0.4 MILLION AND $0.1 MILLION, RESPECTIVELY. THE SELF-INSURANCE RESERVES WERE $17.6 MILLION AND $21.8 MILLION AT THE END OF FISCAL 2005 AND 2004, RESPECTIVELY. THE DECREASE IN SELF-INSURANCE RESERVES WAS PRINCIPALLY ASSOCIATED WITH THE WORKERS COMPENSATION RESERVE AS A RESULT OF THE COMPLETION OF A BUREAU OF WORKERS’ COMPENSATION AUDIT.

3.	Please confirm that no items are classified within other accrued expenses or other non-current liabilities that exceed five percent of total liabilities. To the extent items exceed five percent please state them separately or, for added transparency, disclose the composition of these line items in your notes. See Rule 5-02.24 of Regulation S-X.

RESPONSE

There are no items classified within other accrued expenses or other non-current liabilities that exceed five percent of total liabilities. The two largest components of the other non-current liabilities caption, deferred rent and unamortized tenant allowances, are disclosed within Footnote 5 on page F-21.

The Company will continue to evaluate the items classified within accrued expenses – other and other non-current liabilities to determine if items need to be disclosed separately within the balance sheet or within the notes to the consolidated financial statements.

Revenue Recognition, page F-12

4.	We note your response to comment 17 in our letter dated June 16, 2006. Please tell us how much you have deferred related to unused gift cards at each balance sheet date. To the extent that this amount is material to your balance sheet and if there is a low likelihood that the amounts accrued will be utilized by customers it may be necessary to provide additional disclosure regarding your accounting policy as well as the balance and nature of the account. See APB22 and paragraph 17 of SFAS 5.

United States Securities and Exchange Commission	July 10, 2006
Division of Corporation Finance	Page 4
Christopher Owings, Assistant Director

RESPONSE

We have historically not recorded revenues associated with an estimated breakage for our gift card and merchandise credits sold or issued to customers. The entire value of such items are accrued as deferred revenue. We have initiated a study to investigate the potential of assessing a fee on inactive gift cards which would be recorded as other income. Our gift card program terms and conditions provides for fees on inactive cards, although to date, none have been charged. The concept of breakage will also be considered in the study based on a review of historical activity. We will disclose in future filings our policy for gift card breakage based upon the results of the gift card investigation.

Layaway sales were discontinued for the Value City operating segment in fiscal 2004 and did not, and do not presently, exist in the remaining two operating segments. In the years that layaway did exist at Value City, layaways not claimed were cancelled and the merchandise was returned to the sales floor. Cancellation fees were charged to the customer’s deposit and recorded in other income at the time of cancellation. Amounts included within the statements of operations during fiscal 2005, 2004 and 2003 were not material.

The liability balance of unused gift cards, gift certificates and unredeemed merchandise credits was $13.5 million, $14.9 million and $10.9 million as of April 29, 2006, January 28, 2006 and January 29, 2005, respectively. In future filings we will include the following disclosure in the Summary of Significant Accounting Policies:

REVENUES FROM STORED VALUE CARDS, WHICH INCLUDE GIFT CARDS AND RETURNED MERCHANDISE CREDITS, ARE DEFERRED AND RECOGNIZED WHEN THE CARDS ARE REDEEMED. THE LIABILITY ASSOCIATED WITH OUTSTANDING STORED VALUE CARDS WAS $14.9 MILLION AND $10.9 MILLION AT JANUARY 28, 2006, AND JANUARY 29, 2005, RESPECTIVELY, AND THESE AMOUNTS ARE INCLUDED IN DEFERRED REVENUE IN THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS. THE COMPANY DID NOT RECOGNIZE INCOME DURING THESE PERIODS FROM UNREDEEMED STORED VALUE CARDS.
Stock Option Plans, page F-17
5.	We note your response to comment 18 in our letter dated June 16, 2006. Please tell us if you classify a portion of the compensation expense as current and non current liabilities as it relates to the timing of employee service.

RESPONSE

As the compensation expense related to the vesting of the stock appreciation rights (“SARS”) is recorded as the employee performs the related services, the corresponding liability is recorded to accrued expenses – other, within the current portion of the balance sheet.

United States Securities and Exchange Commission	July 10, 2006
Division of Corporation Finance	Page 5
Christopher Owings, Assistant Director

If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300.
Thank you for your assistance with this matter.
Very truly yours,
James A. McGrady, Executive Vice President,
    Chief Financial Officer, Treasurer and Secretary
cc:	Julia Davis Robert M. Chilstrom, Esq.